EXHIBIT 8.1

LIST OF SIGNIFICANT SUBSIDIARIES AND CONSOLIDATED AFFILIATED ENTITIES

All significant subsidiaries and consolidated affiliated entities do business under their legal name.

Significant Subsidiaries

Name of Company	Jurisdiction of Incorporation	Percentage of Attributable Equity Interests
Gridsum Holding (China) Limited	Hong Kong	100%
Dissector (Beijing) Technology Co., Ltd.	PRC	100%

Affiliated Entities Consolidated in the Registrant’s Financial Statements

Name of Company	Jurisdiction of Incorporation	Percentage of Attributable Equity Interests
Gridsum Holding (Beijing) Co., Ltd.	PRC	100%
Beijing Gridsum Technology Co., Ltd.	PRC	100%
Guoxinjunhe (Beijing) Technology Co., Ltd.	PRC	100%
Beijing Moment Everlasting Ad Co., Ltd.	PRC	100%
Beijing Gridsum Yizhun Technology Co., Ltd.	PRC	100%
Beijing Guoxinwangyan Technology Co., Ltd.	PRC	100%
Beijing Yunyang Ad Co., Ltd.	PRC	100%
Beijing Zhixunyilong Software Co., Ltd.	PRC	100%
Beijing Gridsum Wang’an Technology Co., Ltd.	PRC	100%